UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICA WEST HOLDINGS CORPORATION
(Name of Issuer)

Class B Common Stock, $.01 par value per share
(Title of Class of Securities)

023657208
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 023657208	Page 2 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

SATELLITE ASSET MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 2,242,410 Shared Voting Power 0 Sole Dispositive Power 2,242,410 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,242,410

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.0%

12	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13G

CUSIP No. 023657208	Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

SATELLITE FUND MANAGEMENT, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 2,242,410 Shared Voting Power 0 Sole Dispositive Power 2,242,410 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,242,410

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.0%

12	Type of Reporting Person (See Instructions)

OO

Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

America West Holdings Corporation (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

111 West Rio Salado Parkway, Tempe, Arizona 85281

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Satellite Asset Management, L.P. (“Satellite Asset Management”); and

ii) Satellite Fund Management, LLC (“Fund Management”).

                          This statement relates to securities convertible into Shares (as defined herein) held for the accounts certain investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority. The Manager of Satellite Asset Management is Fund Management. Fund Management has seven members, and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

1) Satellite Asset Management is a Delaware limited partnership;

2) Fund Management is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Class B Common Stock, $.01 par value per share (the “Shares”)

Item 2(e)	CUSIP Number:

023657208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 5 of 7 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                          As of December 31, 2004, each of Satellite Asset Management and Fund Management may be deemed the beneficial owner of 2,242,410 Shares issuable upon the conversion of certain convertible bonds held for the accounts of certain investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority.

Item 4(b)	Percent of Class:

                          The number of Shares of which each of Satellite Asset Management and Fund Management may be deemed to beneficially own constitutes 6.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 35,120,622 as of October 27, 2004), assuming the conversion of the convertible bonds held for the accounts of the investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority.

Item 4(c)	Number of shares as to which such person has:

Satellite Asset Management
(i) Sole power to vote or direct the vote:	2,242,410
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,242,410
(iv) Shared power to dispose or to direct the disposition of	0

Fund Management
(i) Sole power to vote or direct the vote:	2,242,410
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,242,410
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

                          This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                          The limited partners of (or investors in) each of the investment funds and accounts for which Satellite Asset Management exercises investment discretionary trading authority have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or shares owned) in their respective funds.

Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005	SATELLITE ASSET MANAGEMENT, L.P. By: Satellite Fund Management, LLC, As General Partner of Satellite Asset Management, L.P.
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member

Date: February 11, 2005	SATELLITE FUND MANAGEMENT, LLC
By: /s/ Brian S. Kriftcher
Name: Brian S. Kriftcher
Title: Member